August 21, 2007

Mail Stop 7010

By U.S. Mail and facsimile to (626) 449-1455

Charles T. Munger
Chairman and Chief Executive Officer
Wesco Financial Corporation
301 East Colorado Boulevard, Suite 300
Pasadena, CA 91101-1901

> **Re:** **Wesco Financial Corporation**
> **Definitive 14A**
> **Filed March 29, 2007**
> **File No. 001-04720**

Dear Mr. Munger:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Compensation Discussion and Analysis, page 6

1. Supplementally, please describe the reimbursement arrangement Wesco Financial Corp. has with Blue Chip Stamps. Include a description of the named executive officers' duties for Wesco and Blue Chip, the amount of time these officers spend managing the affairs of each company, how their compensation is differentiated from that earned for work for other entities, and the factors considered by the Board and Mr. Munger in determining the amount of the compensation reimbursed to Blue Chip.

2. Please tell us your policies and decisions for structuring your executive compensation in this manner. To the extent applicable, elaborate on any tax considerations taken into account in how your executive officers are compensated.

       Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

       Please contact me at (202) 551-3729 with any questions.

       Sincerely,

       Craig Slivka
       Attorney Advisor